April 3, 2000

Via EDGAR



Securities and Exchange Commission
Division of Corporation Finance
Office of Small Business Review
450 Fifth Street NW
Washington, D.C. 20549

                  Advantage Technologies, Inc.
                  Form 10-SB 12G
                  Filed on February 25, 2000
                  File No. 000-29717

Dear Sir or Madam:

         Advantage Technologies, Inc. hereby withdraws its Form 10-SB Registration Statement No. 000-29717 filed on February 25, 2000 because completion of the Registration Statement is not feasible within the time frame allowed for the Company to maintain its listing on the OTC Bulletin Board in accordance with NASD Rule 6530.

         Please direct any further inquires on this matter to this office.



                                                 Very truly yours,


                                                 Robert C. Laskowski
/rcl